October 4, 2024

Zaichang Ye
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing   an District, Shanghai, 200072
People   s Republic of China

       Re: SunCar Technology Group Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           File No. 1-41706
Dear Zaichang Ye:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Elizabeth Fei Chen, Esq.